UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 6, 2021

CAPSTEAD MORTGAGE CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Maryland	001-08896	75-2027937
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

8401 North Central Expressway
Suite 800
Dallas, Texas	75225
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (214) 874-2323

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	CMO	New York Stock Exchange
7.50% Series E Cumulative Redeemable Preferred Stock, $0.10 par value	CMOPRE	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously disclosed, on July 25, 2021, Capstead Mortgage Corporation, a Maryland corporation (“Capstead”), entered into an Agreement and Plan of Merger, as amended pursuant to that certain First Amendment to Agreement and Plan of Merger, dated as of September 22, 2021 (as amended, the “Merger Agreement”), with Benefit Street Partners Realty Trust, Inc., a Maryland corporation (“BSPRT”), Rodeo Sub I, LLC, a Maryland limited liability company and a wholly-owned subsidiary of BSPRT (“Merger Sub”), and Benefit Street Partners L.L.C., a Delaware limited liability company (“BSPRT Advisor”), pursuant to which, subject to the terms and conditions therein, Capstead will merge with and into Merger Sub, with Merger Sub remaining as a wholly-owned subsidiary of BSPRT (such transaction, the “Merger”). On September 7, 2021, Capstead and BSPRT respectively filed a definitive proxy statement/prospectus (the “Definitive Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) for the solicitation of proxies in connection with the special meeting of the common stockholders of Capstead, to be held on October 15, 2021, to vote upon matters in connection with the Merger. On September 23, 2021, Capstead and BSPRT respectively filed a supplement to the Definitive Proxy Statement (as supplemented, the “Proxy Statement”) with respect to the First Amendment to Agreement and Plan of Merger.

Five lawsuits have been filed by purported stockholders of Capstead with respect to the Merger. The first suit, styled as Shiva Stein v. Capstead Mortgage Corporation, et al., No. 1:21-cv-7306 (the “Stein Lawsuit”), was filed in the United States District Court for the Southern District of New York on August 31, 2021, and asserts claims against Capstead, members of the Capstead board of directors (the “Capstead Board”), BSPRT and Merger Sub. The second suit, styled as Matthew Hopkins v. Capstead Mortgage Corporation, et al., No. 1:21-cv-07369 (the “Hopkins Lawsuit”), was filed in the United States District Court for the Southern District of New York on September 1, 2021, and asserts claims against Capstead, members of the Capstead Board, BSPRT, Merger Sub and BSPRT Advisor. The third suit, styled as Bryan Harrington v. Capstead Mortgage Corporation, et al., No. 1:21-cv-05080 (the “Harrington Lawsuit”), was filed in the United States District Court for the Eastern District of New York on September 11, 2021, and asserts claims against Capstead and members of the Capstead Board. The fourth suit, styled as Randy Gill v. Capstead Mortgage Corporation, et al., No. 1:21-cv-07973 (the “Gill Lawsuit”), was filed in the United States District Court for the Southern District of New York on September 24, 2021, and asserts claims against Capstead and members of the Capstead Board. The fifth suit, styled as Jordan Wilson v. Capstead Mortgage Corporation, et al., No. 1:21-cv-08147-UA (the “Wilson Lawsuit”), was filed in the United States District Court for the Southern District of New York on October 1, 2021, and asserts claims against Capstead and members of the Capstead Board.

Capstead has also received demand letters from two purported stockholders, Brett Braafhart and Angelo Fisichella, threatening to assert claims against Capstead and members of the Capstead Board (such demand letters, together with the Stein Lawsuit, the Hopkins Lawsuit, the Harrington Lawsuit, the Gill Lawsuit and the Wilson Lawsuit, the “Lawsuits”).

Each of the Lawsuits alleges that certain of the disclosures in the Proxy Statement are deficient, and seeks preliminary and injunctive relief. While Capstead believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, in order to address certain disclosure claims in the Lawsuits, minimize the cost, risk and uncertainty inherent in litigation, avoid nuisance and preclude any efforts to delay the completion of the Merger, Capstead has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of liability, wrongdoing or the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Capstead believes the claims asserted in the Lawsuits are without merit and expressly denies all allegations in the Lawsuits, including that any additional disclosure was or is required.

Supplemental Disclosures to Proxy Statement

The following Supplemental Disclosures should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Definitive Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The disclosure on page 61 of the Proxy Statement is hereby supplemented by revising the fourth complete paragraph on the page in its entirety as follows:

On February 11, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Credit Suisse and Hunton were present. The Capstead Transaction Committee discussed industry conditions and expressed concern for Capstead’s position in the market. Representatives of Credit Suisse discussed potential strategic alternatives available to Capstead and outlined considerations relating to various types of strategic transactions with a variety of potential counterparties, including a business combination transaction, an orderly liquidation of Capstead and a management externalization. During this meeting, the Capstead Transaction Committee reviewed a preliminary analysis prepared by Capstead’s management regarding a hypothetical liquidation of Capstead. Based on preliminary estimates made by Capstead’s management, and an estimated book value per share of Capstead Common Stock before such liquidation of $6.70, the preliminary analysis had an estimated implied liquidation value per share for Capstead Common Stock of approximately $6.50 per share.

The disclosure on page 61 of the Proxy Statement is hereby supplemented by revising the last paragraph on the page in its entirety as follows:

On February 26, 2021, the Capstead Transaction Committee held a meeting at which Mr. Reinsch and representatives of Hunton were present. The Capstead Transaction Committee reviewed the proposed terms of Credit Suisse’s engagement letter and, based on its prior discussions with Credit Suisse and consideration of its qualifications, the Capstead Transaction Committee authorized the engagement of Credit Suisse as Capstead’s financial advisor to assist in a potential strategic transaction. The Capstead Transaction Committee authorized this engagement due to Credit Suisse’s qualifications, expertise, experience in the mortgage REIT industry, its knowledge of Capstead and its business, its understanding of the then-current state of the financial markets, its perspectives regarding potential strategic alternatives that might be available to Capstead to enhance long-term stockholder value and its past experience advising other mortgage REITs in similar transactions. Mr. Reinsch reviewed with the Capstead Transaction Committee various considerations relating to an orderly liquidation of Capstead. The Capstead Transaction Committee considered the fact that shares of Capstead Common Stock have traded at a discount to Capstead’s book value and that an orderly liquidation might generate proceeds for stockholders equal to less of a discount to Capstead’s book value. The Capstead Transaction Committee then reviewed an updated hypothetical liquidation analysis prepared by Capstead’s management. Based on preliminary estimates made by Capstead’s management, and an estimated book value per share of Capstead Common Stock before such liquidation of $6.75, the updated preliminary analysis had an estimated implied liquidation value per share for Capstead Common Stock of approximately $6.54 per share. Capstead’s management did not prepare the hypothetical liquidation analysis with a view towards public dissemination, nor did the analysis purport to be indicative of the actual values or expected values in a liquidation and wind down of Capstead. The Capstead Transaction Committee also considered estimated transaction costs associated with an orderly liquidation and with a business combination transaction. Representatives of Hunton reviewed legal considerations relating to an orderly liquidation, including the process for obtaining Capstead stockholder approval of the dissolution, winding-up Capstead’s business and setting aside reserves to satisfy liabilities and an illustrative timeline for maintaining such reserves and distributing the liquidation proceeds to Capstead stockholders. Following discussion, the Capstead Transaction Committee’s view, in consultation with Mr. Reinsch and representatives of Hunton, was that an orderly liquidation was not attractive because of the uncertainty associated with the amount and timing of the distribution of the liquidation proceeds to Capstead stockholders and that a business combination transaction or a management externalization was more likely to generate value for stockholders, including by obtaining a premium to Capstead’s book value.

The disclosure on page 69 of the Proxy Statement is hereby supplemented by revising the fifth complete paragraph on the page in its entirety as follows:

On June 25, 2021, a representative of BSPRT informed representatives of Credit Suisse that BSPRT (i) was continuing to review whether the transaction could qualify as a tax-deferred transaction for U.S. federal income purposes, and (ii) would agree to add three Capstead independent directors to the BSPRT Board upon the completion of the merger, with two such directors being nominated to stand for election after the first annual meeting of BSPRT stockholders after the merger. Also on June 25, 2021, representatives of Hunton discussed the tax structure of the proposed transaction with representatives of Hogan Lovells. Other than with respect to post-transaction representation on the BSPRT Board, at no time during the parties’ negotiations with respect to the merger did representatives of Capstead and BSPRT engage in discussions regarding post-transaction employment of any Capstead senior executives.

The disclosure on page 81 of the Proxy Statement is hereby supplemented by revising the first complete paragraph under the subsection captioned “Dividend Discount Analysis” in its entirety as follows:

Capstead. Credit Suisse performed a dividend discount analysis of Capstead to calculate the estimated present value of the distributed cash flows that Capstead was forecasted to generate during the third and fourth quarters of Capstead’s fiscal year ending December 31, 2021, through the full fiscal year ending December 31, 2023, based on the Capstead Projections. Credit Suisse calculated terminal values for Capstead by applying a selected range of price/TBVPS multiples of 0.90x to 1.05x, which multiples were selected based on Credit Suisse’s professional judgment, to Capstead’s estimated book value as of December 31, 2023. The present values (as of June 30, 2021) of the distributed cash flows and terminal values were then calculated using a selected range of discount rates of 9.0% to 13.0%, based on Credit Suisse’s professional judgment, which utilizes Capstead’s estimated cost of equity based on the capital asset pricing model and illustrative dividend yields for the selected companies. Approximate implied per share equity values for Capstead were calculated as total implied equity value divided by the total number of fully diluted shares of Capstead Common Stock outstanding, which was 97,513,711 shares, as provided by Capstead management. This analysis indicated the following approximate implied per share equity value reference range for Capstead:

The disclosure on page 81 of the Proxy Statement is hereby supplemented by revising the second complete paragraph under the subsection captioned “Dividend Discount Analysis” in its entirety as follows:

BSPRT. Credit Suisse performed a dividend discount analysis of BSPRT (on a standalone basis) to calculate the estimated present value of the distributed cash flows that BSPRT was forecasted to generate during the third and fourth quarters of BSPRT’s fiscal year ending December 31, 2021, through the full fiscal year ending December 31, 2023, based on the BSPRT Projections. Credit Suisse calculated terminal values for BSPRT by applying a selected range of price/TBVPS multiples of 0.95x to 1.20x, which multiples were selected based on Credit Suisse’s professional judgment, to BSPRT’s estimated book value as of December 31, 2023. The present values (as of June 30, 2021) of the distributed cash flows and terminal values were then calculated using a selected range of discount rates of 8.0% to 14.0%, based on Credit Suisse’s professional judgment, which utilizes BSPRT’s estimated cost of equity based on the capital asset pricing model and illustrative dividend yields for the selected companies. Approximate implied per share equity values for BSPRT were calculated as total implied equity value divided by the total number of fully diluted shares of BSPRT Common Stock outstanding, which was 57,724,696 shares, as provided by BSPRT management. This analysis indicated the following approximate implied per share equity value reference range for BSPRT:

Item 9.01	Financial Statements and Exhibits.

(a)	Not Applicable.

(b)	Not Applicable.

(c)	Not Applicable.

(d)	Exhibits.

Exhibit 99.1	Complaint filed by Shiva Stein on August 31, 2021, in the United States District Court for the Southern District of New York.

Exhibit 99.2	Complaint filed by Matthew Hopkins on September 1, 2021, in the United States District Court for the Southern District of New York.

Exhibit 99.3	Complaint filed by Bryan Harrington on September 11, 2021, in the United States District Court for the Eastern District of New York.

Exhibit 99.4	Complaint filed by Randy Gill on September 24, 2021, in the United States District Court for the Southern District of New York.

Exhibit 99.5	Complaint filed by Jordan Wilson on October 1, 2021, in the United States District Court for the Southern District of New York.

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Important Additional Information and Where to Find It

In connection with the proposed transaction contemplated by the Merger Agreement, pursuant to which, subject to the terms and conditions therein, Capstead will be merged with and into Merger Sub, with Merger Sub continuing as the surviving company, BSPRT has filed with the SEC a registration statement on Form S-4 (File No. 333-258947), which was declared effective by the SEC on September 3, 2021. The registration statement includes a prospectus of BSPRT and a proxy statement of Capstead. On September 23, 2021, Capstead and BSPRT respectively filed with the SEC a supplement to the proxy statement/prospectus with respect to the First Amendment to Agreement and Plan of Merger. Capstead and BSPRT also expect to file with the SEC other documents regarding the Merger.

STOCKHOLDERS OF CAPSTEAD AND BSPRT ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CAPSTEAD, BSPRT, THE PROPOSED MERGER AND RELATED MATTERS. Stockholders of Capstead and BSPRT may obtain free copies of the registration statement, the proxy statement/prospectus and all other documents filed or that will be filed with the SEC by Capstead or BSPRT at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by Capstead are available free of charge on Capstead’s website at http://www.capstead.com/investor-relations/financial-reports/sec-filings. Copies of documents filed with the SEC by BSPRT are available free of charge on BSPRT’s website at http://bsprealtytrust.com/investorrelations.

Participants in the Solicitation Relating to the Merger

Capstead, BSPRT and their respective directors, executive officers and other members of management and employees may be deemed to be “participants” in the solicitation of proxies from the stockholders of Capstead in connection with the proposed Merger. Information regarding Capstead and its directors and executive officers and their ownership of common stock of Capstead can be found in Capstead’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in its definitive proxy statement relating to its 2021 annual meeting of stockholders filed with the SEC on April 1, 2021. Information regarding BSPRT and its directors and executive officers and their ownership of common stock of BSPRT can be found in BSPRT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in its definitive proxy statement relating to its 2021 annual meeting of stockholders filed with the SEC on April 8, 2021. Additional information regarding the interests of such individuals in the Merger is included in the proxy statement/prospectus relating to the Merger filed with the SEC on September 7, 2021. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication and the information contained herein does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed Merger.

Forward-Looking Statements

This communication contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Such forward-looking statements include or may relate to statements about the benefits of the proposed Merger and statements that address operating performance, events or developments that Capstead expects or anticipates will occur in the future, including but not limited to statements regarding future financial and operating results, plans, objectives, expectations and intentions, expected sources of financing, anticipated asset dispositions, anticipated leadership and governance changes, changes to outstanding structure of Capstead’s capital stock, creation of value for stockholders, operation and implementation of share repurchase programs, benefits of the proposed Merger to customers, stockholders and other constituents of the combined company, the integration of Capstead and BSPRT, the expected GAAP book value per share of Capstead, cost savings and the expected timetable for completing the proposed Merger, and other non-historical statements. These statements are based on the companies’ current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; Capstead can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from Capstead’s expectations include, but are not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the failure to satisfy the conditions to the consummation of the proposed Merger, including the approval of the stockholders of Capstead; fluctuations in the adjusted book value per share of both Capstead and BSPRT; risks related to the disruption of management’s attention from ongoing business operations due to the proposed Merger; the availability of suitable investment or disposition opportunities; changes in interest rates; the availability and terms of financing; the impact of the COVID-19 pandemic on the operations and financial condition of each of Capstead and BSPRT and the industries in which they operate; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; market conditions; legislative and regulatory changes that could adversely affect the business of Capstead and BSPRT; and other factors, including those set forth in the section entitled “Risk Factors” in the proxy statement/prospectus, Capstead’s and BSPRT’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the SEC, and other reports filed by Capstead and BSPRT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, neither Capstead nor BSPRT undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CAPSTEAD MORTGAGE CORPORATION

Date: October 6, 2021	By:	/s/ Phillip A. Reinsch
Phillip A. Reinsch
President and Chief Executive Officer